Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
MDI, Inc. and Subsidiaries:
We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-                    ) pertaining to the 3,376,620 shares of the common stock of MDI, Inc. and 1,718,103 shares of common stock issuable upon exercise of warrants at exercise prices between $0.86 and $2.51 per share issued under a private placement financing of our report dated March 23, 2007 with respect to the consolidated financial statements of MDI, Inc. included in the Annual Report (Form 10-KSB) for the years ended December 31, 2006 and 2005 and to the use of our name as it appears under the caption “Experts.”.
/s/ PMB Helin Donovan, LLP
Austin, Texas
May 21, 2007